DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, California 94303-2215
O 650.833.2026
F 650.833.2001
W www.dlapiper.com

August 25, 2005	OUR FILE NO. 344258-916200
Mr. Mark P. Shuman
Branch Chief — Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE — Room 4561
Washington, D.C. 20549

Re:	Maxtor Corporation Registration Statement on Form S-3 filed July 7, 2005 File No. 333-126454
Dear Mr. Shuman:
We are writing on behalf of our client, Maxtor Corporation (the “Company”), in response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated August 1, 2005 with respect to the Company’s Form S-3. The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.
Attached hereto is a marked version of the Company’s registered rescission offer on Form S-3/A submitted to the Staff supplementally for their review and consideration. Subject to Staff approval, the Company will file an amended Form S-3 on EDGAR prior to submitting its acceleration request in accordance with Rule 461.
General
1.	Please note that our comments issued in a letter dated June 15, 2005 with respect to your Form S-3 filed May 16, 2005 and your recently filed Form 10-K and Form 10-Q must be resolved prior to the date of effectiveness of this registration statement.
We acknowledge the Staff’s comment that all outstanding SEC comment letters must be resolved prior to the submission of an acceleration request for the registered rescission offer on Form S-3, SEC file number 333-126454. As for the pending post-effective amendment to the Company’s Form S-3 filed on May 16, 2005, SEC file number 333-106408, please note that the Company submitted a response letter on July 11, 2005 responding to the SEC comment letter of June 15, 2005. As for the outstanding comments on the fiscal year 2004 Form 10-K/A, the Company submitted a response letter on August 15, 2005 responding to the Staff’s comment letter of July 19, 2005.
Serving Clients Globally

Mr. Mark P. Shuman
August 25, 2005
Page Two
Our Rescission Offer
2.	We note your disclosure here and elsewhere in your prospectus regarding the rescission offer which is provided because certain shares purchased under your 1998 employee stock purchase plan may not have been exempt from registration or qualification under the Securities Act. Please revise to explain the basis for the uncertainty as well as to provide additional background about the offering and the sequence of events that led to the rescission offer.
As disclosed on page 17 to the marked Form S-3/A, the Company filed a registered rescission offer in order to limit any contingent liability it may have as result of possible noncompliance with applicable federal registration requirements in connection with the offer or sale of common stock from the Company’s 1998 Employee Stock Purchase Plan (“ESPP”). When reviewing the circumstances of its failure to register certain ESPP transactions under the Securities Act of 1933, as amended, the Company believed it was more prudent to file a registered rescission offer as quickly as possible rather than explore available defenses. Accordingly, disclosure throughout the registered rescission offer on Form S-3 refers to a possible violation in recognition that valid defenses may exist. We respectfully submit that if the Company were to affirmatively state that a violation of the federal securities laws did occur, it is a legal conclusion that would unnecessarily jeopardize the Company’s ability to exert valid defenses that may otherwise be available. The Company believes that its intent to preserve available defenses is fully disclosed to investors on page 17 to the marked Form S-3/A. In order to remove all doubt, we have revised the third paragraph on page 17 to clearly state that the Company does not waive its right to exert valid defenses to a claim that the Company violated the federal securities laws.
We believe it is not uncommon for registered rescission offers to refer to a possible violation of the federal securities laws, rather than to conclude as a matter of law that a violation occurred. The November 2004 registered rescission offer prepared by Google Inc., SEC file number 333-117934, discloses that offending transactions “may not have been exempt from the registration and qualification requirements . . . .” Nearly identical disclosure with respect to a possible violation of the federal securities laws was provided by Google within the sections titled “Questions and Answers about the Rescission Offer” and “Rescission Offer.” Other recent registered rescission offers that refer to a possible violation of the federal securities laws include: (i) Retail Ventures, Inc., SEC file number 333-125032; (ii) United Security Bancshares, Inc., SEC file number 333-111071; (iii) Unionbancal Corporation, SEC file number 333-109981; and (iv) Western Gas Resources, Inc., SEC file number 333-114446.

Mr. Mark P. Shuman
August 25, 2005
Page Three
Incorporation by Reference
3.	We note that subsequent to your filing of this registration statement you filed Forms 8-K. Please revise to incorporate by reference to the extent required. In addition, we note that you incorporate by reference your Form 8-K filed February 25, 2005 except for the Item 8.01 disclosure made in that report. Information provided under Item 8.01 on Form 8-K is considered filed under the Exchange Act. Please incorporate your entire Form 8-K filed February 25, 2005.
The Company has revised the section titled “Incorporation by Reference” on page 23 to the marked Form S-3/A as requested by the Staff to include all reports required by Item 12, Form S-3.
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Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (650) 833-2026 or John Saia at (650) 833-2444. Thank you very much for your assistance.

Very truly yours, DLA Piper Rudnick Gray Cary US LLP
/s/ Diane Holt Frankle
Diane Holt Frankle
diane.frankle@dlapiper.com

cc:	Mr. Daniel Lee, Securities and Exchange Commission
Dr. C.S. Park, Chairman and Chief Executive Officer, Maxtor Corporation
Mr. Duston Williams, Exec. Vice President, Finance & Chief Financial Officer, Maxtor Corporation